Exhibit 99.1

Ayr Wellness Celebrates Milestone in Florida with the Opening of its
50th Retail Store in the State

MIAMI, August 11, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces the opening of its 50th Florida dispensary, located in Jacksonville.

“Since acquiring Liberty Health Sciences in 2021, we have rapidly expanded our footprint in Florida, adding an additional 19 retail stores in prime locations,” said Jonathan Sandelman, Founder and CEO of Ayr. “We’re proud to deliver on our mission of making high-quality cannabis more accessible to Florida patients by serving 50 local communities throughout the state, with more to come. We’ve invested heavily in the state of Florida because we believe it will be one of the largest cannabis markets in the country, and we’re excited with the progress that our team has made.”

The 50th store spans 4,500+ sq. ft. of retail space and reflects the elevated retail design showcased at the two recently opened AYR adult use dispensaries in Greater Boston and representing the future of the Company’s presence in Florida.

The store is located at 8050-1 Philips Highway, conveniently situated southeast of Downtown Jacksonville, minutes from the St. John’s River. Between this newest Jacksonville store and the already operating Jacksonville Beaches store, located just off the beach on A1A at 1222 3rd St., Ayr can now strategically serve Northeast Florida patients, with easy access to Jacksonville, Jacksonville Beaches, University of North Florida and St. John’s Town Center.

“Opening our 50th retail location in Florida is a milestone to celebrate how far Ayr has come in the market, not only with our fresh approach to retail expansion and design, but with our wide variety of product offerings,” said Rhonda Kratz, who leads retail at Ayr. “All 50 of our Florida stores feature Ayr’s full line of concentrates, edibles, vapes, and an evolving selection of high-quality flower , with an evolving omnichannel consumer experience which includes proprietary digital ecosystems, e-commerce, merchandise, and retail stores.”

Following the acquisition of Florida-based Liberty Health Sciences in February 2021, Ayr relocated its U.S. headquarters from New York City to Miami, underscoring the Company’s commitment to the region. Since the acquisition, Ayr has expanded its retail footprint by more than 60% and has introduced its full suite of national brands and products to its dispensaries statewide. Today, Ayr Wellness proudly employs more than 680 people across the state of Florida between corporate, retail and field positions.

Florida has more than 740,000 patients enrolled in its medical marijuana program as of August 5, 2022, per Florida OMMU. Florida’s cannabis market ranks fourth in the nation by total legal cannabis sales, per BDSA, and generated over $1.8 billion in medical cannabis revenue in 2021. BDSA expects Florida’s legal cannabis market to generate $3.4 billion per year by 2026.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com